Exhibit 99.1

BioMarin/Genzyme LLC

Report of Independent Registered Public Accounting Firm

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying consolidated statements of operations, of cash flows and of changes in Venturers’ capital present fairly, in all material respects, the results of operations and cash flows of BioMarin/Genzyme LLC and its subsidiaries for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

    February 25, 2008

BioMarin/Genzyme LLC

Consolidated Balance Sheet

(Amounts in thousands)

December 31, 2008

(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,991

Total current assets	2,991

Total assets	$2,991

LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to BioMarin Companies	$257
Due to Genzyme Corporation	988

Total liabilities	1,245

Commitments and contingencies (Note J)	—
Venturers’ capital:
Venturers’ capital—BioMarin Companies	873
Venturers’ capital—Genzyme Corporation	873

Total Venturers’ capital	1,746

Total liabilities and Venturers’ capital	$2,991

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2008	2007
	(Unaudited)
Revenues:
Net product sales	$—	$123,671

Operating costs and expenses:
Cost of products sold	—	27,110
Selling, general and administrative	180	24,682
Research and development	4,452	11,825

Total operating costs and expenses	4,632	63,617

Income from operations	(4,632)	60,054
Interest income	198	766

Net income (loss)	$(4,434)	$60,820

Net income (loss) attributable to each Venturer:
BioMarin Companies	$(2,217)	$30,410

Genzyme Corporation	$(2,217)	$30,410

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2008	2007
	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(4,434)	$60,820
Reconciliation of net income (loss) to cash flows from operating activities:
Amortization expense	—	73
Charge for impaired assets	138	—
Noncash charge for inventory write down	—	—
Increase (decrease) in cash from working capital changes:
Accounts receivable	—	(7,147)
Inventories	—	(1,417)
Prepaid expenses and other current assets	42	(602)
Due to (from) BioMarin Companies	257	491
Due to (from) Genzyme Corporation	988	(3,079)
Accrued expenses	—	(200)
Deferred revenue	—	8

Cash flows from operating activities	(3,009)	48,947
Cash Flows from Investing Activities:
Change in restricted cash	—	340

Cash flows from investing activities	—	340

Cash Flows from Financing Activities:
Capital distribution to BioMarin Companies	(18,770)	(17,100)
Capital distribution to Genzyme Corporation	(6,595)	(17,100)
Capital contribution to BioMarin Companies	1,750	—
Capital contribution to Genzyme Corporation	1,750	—

Cash flows from financing activities	(21,865)	(34,200)

Increase (decrease) in cash and cash equivalents	(24,874)	15,087
Cash and cash equivalents at beginning of period	27,865	12,778

Cash and cash equivalents at end of period	$2,991	$27,865

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Changes in Venturers’ Capital

(Amounts in thousands)

	Venturers’ Capital
	BioMarin Companies	Genzyme Corporation	Total Venturers’ Capital
Balance at December 31, 2006	$31,695	$31,694	$63,389
2007 capital distributions	(17,100)	(17,100)	(34,200)
2007 net income	30,410	30,410	60,820

Balance at December 31, 2007	$45,005	$45,004	$90,009
2008 capital distributions (unaudited)	(43,665)	(43,664)	(87,329)
2008 capital contributions (unaudited)	1,750	1,750	3,500
2008 net loss (unaudited)	(2,217)	(2,217)	(4,434)

Balance at December 31, 2008 (unaudited)	$873	$873	$1,746

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements

A.	Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•

50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

•	50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. In 2008 both Venturers contributed $1.75 million to the Joint Venture. No contributions were made in 2007 and 2006 because the Joint Venture was profitable in both periods.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan’s Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity.

On January 1, 2008, the BioMarin Companies and Genzyme restructured the Joint Venture. Instead of sharing all costs and profits equally, Genzyme will record sales of Aldurazyme and will pay BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales, which will also be recorded by BioMarin as product revenue. Certain research and development activities related to Aldurazyme and intellectual property will continue to be managed by the Joint Venture on an equal basis.

B.	Summary of Significant Accounting Policies

Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

The consolidated financial statements for the year ended December 31, 2007 have been audited.

Accounting Method

The consolidated financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its consolidated financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. All of the Joint Venture’s cash is held on deposit at one financial institution.

Inventories

Prior to January 1, 2008, inventories were valued at cost or, if lower, fair value. The Venturers determined the cost of raw materials using the average cost method and the cost of work in process and finished goods using the specific identification method. The Venturers analyzed the Joint Venture’s inventory levels quarterly and wrote down to its net realizable value:

•	inventory that had become obsolete;

•	inventory that had a cost basis in excess of its expected net realizable value;

•	inventory in excess of expected requirements; and

•	expired inventory.

In January 2008, all inventory was distributed to the BioMarin Companies.

Comprehensive Income

The Joint Venture reports comprehensive income in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No., or FAS, 130, “Reporting Comprehensive Income.” Comprehensive income for the years ended December 31, 2008 and 2007 does not differ from the reported net income.

Transactions with Affiliates

Prior to January 1, 2008, Genzyme commercialized Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia Pacific regions and, as a result, conducted sales and collected cash from product sales in those territories on behalf of the Joint Venture. The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the consolidated financial statements for the

Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. The Joint Venture owes Genzyme Corporation $1.0 million at December 31, 2008 for project expenses incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies a total of $0.2 million at December 31, 2008 for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

Prior to January 1, 2008, the Joint Venture translated the financial transactions performed by Genzyme’s foreign subsidiaries on behalf of the Joint Venture from local currency into U.S. dollars using the average exchange rate prevailing during each period. The Joint Venture included any gains and losses on these transactions in selling, general and administrative expenses in its results of operations. Under the updated agreement only project expenses incurred by the Venturers are charged to the Joint Venture. In 2008 all expenses incurred on behalf of the Joint Venture were in U.S. dollars. No foreign currency transaction gains or losses were incurred in 2008. Selling, general and administrative expenses includes foreign currency transaction net gains of $2.0 million in 2007.

Derivative Instruments

Prior to January 1, 2008, in accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” the Joint Venture recognized all derivative instruments as either assets or liabilities in its balance sheet and measured those instruments at fair value. Subsequent changes in fair value were reflected in current earnings or other comprehensive income, depending on whether the derivative instrument was designated as part of a hedge relationship and, if it was, the type of hedge relationship.

Revenue Recognition

Prior to January 1, 2008, the Joint Venture recognized revenue from product sales when persuasive evidence of an arrangement existed, the product had been delivered to the customer, title and risk of loss had passed to the customer, the price to the buyer was fixed or determinable and collection from the customer was reasonably assured. Revenue transactions were evidenced by customer purchase orders, customer contracts in certain instances, invoices and related shipping documents.

Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•	the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•	the vendor can reasonably estimate the fair value of the benefit received.

Prior to January 1, 2008, the Joint Venture recorded certain fees paid to its distributors for services as operating expense where the criteria set forth above were met. In 2007 fees incurred for these services were $0.7 million.

Research and Development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

C.	Technology License Fees

In 2005, the Joint Venture paid $0.4 million for technology license fees. In 2008, as a result of the restructuring, the license fees were written off. Total amortization expense for the Joint Venture’s technology license fees was approximately $74,000 for the year ended December 31, 2007.

D.	Venturers’ Capital

Venturers’ capital is comprised of capital contributions made by the Venturers to fund expenses of the Joint Venture in accordance with the Collaboration Agreement, and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2008, the BioMarin Companies and Genzyme have each provided a total of $69.1 million of funding to the Joint Venture, net of $39.9 million of cash distributed by the Joint Venture to each Venturer.

On January 1, 2008 as part of the restructuring, the Joint Venture distributed the majority of its’ net assets to the Venturers. The BioMarin Companies received $24.9 million in net assets and $18.8 million in cash. Genzyme received $37.1 million in net assets and $6.6 million in cash. During 2007, the Joint Venture distributed $17.1 million of cash to each Venturer in accordance with the terms of the Collaboration Agreement. The Venturers did not make any capital contributions to the Joint Venture in 2007 because the Joint Venture had sufficient cash to meet its financial obligations. In 2008, each Venturer contributed $1.8 million to cover the operating expenses.

E.	Commitments and Contingencies

There have been several lawsuits filed in Brazil alleging that the Joint Venture and/or its affiliates are contractually obligated to provide drugs at no cost to several patients. The Joint Venture and/or its affiliates are vigorously defending against these actions. Management of the Joint Venture is not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss the Joint Venture might incur if the Joint Venture and/or its affiliates do not prevail in the final, non-appealable determination of these matters.

The Joint Venture periodically becomes subject to legal proceedings and claims arising in connection with its business. The Joint Venture is not able to predict the outcome of any legal proceedings, to which it may become subject in the normal course of business, or estimate the amount or range of any reasonably possible loss the Joint Venture might incur if it does not prevail in the final, non-appealable determinations of such matters. Therefore, the Joint Venture has no current accruals for these potential contingencies. The Joint Venture cannot provide you with assurance that legal proceedings will not have a material adverse impact on its financial condition or results of operations.

F.	Segment Information

The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

The following table contains revenue information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2008	2007
Revenues:
U.S.	$—	$28,994
Europe	—	69,335
Other	—	25,342

Total	$—	$123,671

Prior to January 1, 2008, the Joint Venture’s results of operations were solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in Novato, California and outsources the fill-finish process. The percentage of sales of Aldurazyme to distributors, as compared to total revenues in 2008 and 2007, were as follows:

	% of Total Revenues
	2008	2007
Sales to Distributors:
U.S. distributors	—%	9%
European distributors	—%	7%
Other distributors	—%	3%

Total sales to distributors	—%	19%

The percentage of sales of Aldurazyme to two U.S. distributors, as compared to total revenues in 2008 and 2007 were as follows:

	% of Total Revenues
	2008	2007
Sales to U.S. Distributors:
Distributor A	—%	3%
Distributor B	—%	6%

Total sales to U.S. distributors	—%	9%